THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

21 November 2011

Allied Gold Mining PLC

("Allied Gold" or the "Company")

ADDITIONAL LISTING

The Company announces that, pursuant to the terms of an agreement entered into with Barrick (PNG Exploration) Limited in March 2010, Allied Gold has issued 1,369,649 ordinary shares of 10p each in the Company (the "New Ordinary Shares") to complete the Company's retention of its 100% interest in the Big Tabur and Tatau Island licences.

Under the agreement announced on 1 March 2010, in addition to an upfront AU$2.5 million payment, Allied Gold agreed to issue AU$3 million in shares at a 10% premium to market based on the Company's average closing price between 1 January 2010 and 30 June 2010 which equates to a current price of GBP1.39. The issue of shares was to take place upon receipt of Papua New Guinean Ministerial Consent, which has recently been received.

Application to the UK Listing Authority and to London Stock Exchange plc has been made for the New Ordinary Shares to be admitted to the Official List and to trading on the main market of London Stock Exchange plc. It is expected that admission will become effective on 25 November 2011.

Following the issue of the New Ordinary Shares, the Company's total issued and voting share capital will consist of 204,260,080 ordinary shares.

For further information:

Allied Gold Mining PLC (Investor and Media) - Simon Jemison, +61 418 853 922

RBC Capital Markets (Joint Corporate Broker) – Stephen Foss / Matthew Coakes / Daniel Conti, +44 (0) 207 653 4000

Oriel Securities (Joint Corporate Broker) - Jonathan Walker / Michael Shaw / Ashton Clanfield, +44 (0) 207 710 7600

Buchanan (Financial PR Advisor) - Bobby Morse / James Strong, +44 (0) 207 466 5000